Exhibit 99.4

CERTIFICATE of QUALIFIED PERSON – D v Heerden

I, Daniel (Daan) van Heerden, do hereby certify that:-

1.	I am a Director of Minxcon (Pty) Ltd

Suite 5, Coldstream Office Park,

2 Coldstream Street,

Little Falls, Roodepoort, South Africa

2.	I graduated with a B Eng (Mining) degree from the University of Pretoria in 1985 and an MCom (Business Administration) degree from the Rand Afrikaans University in 1993. In addition, I obtained diplomas in Data Metrics from the University of South Africa and Advanced Development Programme from London Business School in 1989 and 1995, respectively. In 1989 I was awarded with a Mine Managers Certificate from the Department of Mineral and Energy Affairs.
3.	I have worked as a Mining Engineer for more than 30 years with my specialisation lying within Mineral Reserve and mine management. I have completed a number of Mineral Reserve estimations and mine plans pertaining to various commodities, including gold, using approaches described by the National Instrument 43-101 (Standards of Disclosure for Mineral Projects), Form 43-101F1 and the Companion Policy Document 43-101CP (“NI 43-101”).
4.	I am affiliated with the following professional associations, which meet all the attributes of a Professional Association or a Self-Regulatory Professional Association, as applicable (as those terms are defined in NI 43-101):-
Class	Professional Society	Year of Registration
Professional Engineer	Engineering Council of South Africa (Pr.Eng. Reg. No. 20050318)	2005
Member	Association of Mine Managers of SA	1989
Fellow	South African Institute of Mining and Metallurgy (FSAIMM Reg. No. 37309)	1985

5.	I am responsible Items 1-6, 13, 15-18, 20-21, 23-27 and the technical report titled “NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe” prepared for Caledonia Mining Corporation Plc with an effective date of 1 January 2020 (“the Report”).
6.	I have read the definition of “Qualified Person” set out in NI 43-101 and certify that by reason of my education, affiliation with professional associations and past relevant work experience, I fulfil the requirements to be a Qualified Person for the purposes of the Report.
7.	I have read NI 43-101 and the Report has been prepared in compliance with it.
8.	As of the effective date, to the best of my knowledge, information and belief, the Report contains all scientific and technical information required to be disclosed to make the Report not misleading.
9.	I am independent of Caledonia Mining Corporation Plc as such term is defined in Section 1.5 of NI 43-101. My compensation, employment or contractual relationship with the Commissioning Entity is not contingent on any aspect of the Report.
10.	I have previously acted as Qualified Person for the complete sign-off of the report titled “A Technical Report on the Blanket Mine in the Gwanda Area, Zimbabwe”, prepared for Caledonia Mining Corporation with an effective date of 9 July 2015. I also independently reviewed the report titled “National Instrument 43-101 Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe (Updated February 2018)” of 13 February 2018 by Caledonia Mining Corporation.
11.	I undertook a personal inspection of the property on 22-24 October 2014. A site visit for compilation of this Report was not possible due to COVID-19 induced travel restrictions.

Signed at Little Falls, Roodepoort on 17 May 2021.

S/D VAN HEERDEN

D v HEERDEN B Eng (Min.), MCom (Bus. Admin.), MMC Pr.Eng., FSAIMM, AMMSA DIRECTOR, MINXCON